1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 24, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/02/18	Announcement of the Board of Directors meeting date for consolidated financial statements for the year ended December 31, 2024 is 2025/02/26
99.2	Announcement on 2025/02/19	CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Announcement of the Board of Directors meeting date for consolidated financial statements for the year ended December 31, 2024 is 2025/02/26

Date of events: 2025/02/18

Content:

1.
Date of a notice of the board of directors meeting is issued: 2025/02/18
2.
Expected date of the board of directors meeting is convened: 2025/02/26
3.
Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors: Consolidated financial statements for the year ended December 31, 2024
4.
Any other matters that need to be specified: None

EXHIBIT 99.2

CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

Date of events: 2025/02/19

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1: No. 8-10F., 8*-1, Sec. 4, Xinyi Rd., Da’an Dist., Taipei City 106, Taiwan (R.O.C.)

Asset 2: No. 1*3, Minquan Rd., Hualien City

Asset 3: No. 1*2, Gongzheng Rd., Luodong Township, Yilan County

Asset 4: No. 2*7, Hongchang 6th St., Taoyuan Dist., Taoyuan City

Asset 5: No. 1*2, Zhongshan Rd., Zhongli Dist., Taoyuan City

Asset 6: No. 2*, Linsen Rd., East Dist., Hsinchu City

Asset 7: No. 5*0, Zhongzheng Rd., Miaoli City, Miaoli County

Asset 8: No. 3*2, Jinhua N. Rd., North Dist., Taichung City

Asset 9: No. 7*, Zhongshan Rd., Qingshui Dist., Taichung City

Asset 10: No. 4*8, Sec. 2, Yuandong Rd., Yuanlin City, Changhua County

Asset 11: No. *, Guanghua Rd., Nantou City, Nantou County

Asset 12: No. 6*8, Wenhua Rd., Douliu City, Yunlin County

Asset 13: No. 3*2, Zhongxing Rd., West Dist., Chiayi City

Asset 14: No. 7*1, Sec. 1, Ximen Rd., West Central Dist., Tainan City

Asset 15: No. 1*5, Minzhi Rd., Xinying Dist., Tainan City

Asset 16: No. *, Xinyi Rd., Magong City, Penghu County

Asset 17: No. 2*0, Zhisheng Rd., Zuoying Dist., Kaohsiung City

Asset 18: No. 1*2, Minquan Rd., Jincheng Township, Kinmen County

Asset 19: No. 1*, Bangqiu Rd., Pingtung City, Pingtung County

Asset 20: No. 1*8, Datong Rd., Taitung City, Taitung County

2.
Date of occurrence of the event: 2025/02/19
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1:

o
Transaction volume: 540 ping
o
Price per unit: NT$1,578.333 per ping per month
o
Total transaction amount: NT$5,113,800 (tax included)
o
Right-of-use asset: NT$4,862,688

Asset 2:

o
Transaction volume: 6 ping
o
Price per unit: NT$679.5 per ping per month
o
Total transaction amount: NT$24,462 (tax included)
o
Right-of-use asset: NT$ 23,272

Asset 3:

o
Transaction volume: 6 ping
o
Price per unit: NT$679.5 per ping per month
o
Total transaction amount: NT$24,462 (tax included)
o
Right-of-use asset: NT$ 23,272

Asset 4:

o
Transaction volume: 12 ping
o
Price per unit: NT$905.8 per ping per month
o
Total transaction amount: NT$65,214 (tax included)
o
Right-of-use asset: NT$ 62,043

Asset 5:

o
Transaction volume: 9 ping
o
Price per unit: NT$906 per ping per month
o
Total transaction amount: NT$48,924 (tax included)
o
Right-of-use asset: NT$ 46,546

Asset 6:

o
Transaction volume: 9 ping
o
Price per unit: NT$792.1 per ping per month
o
Total transaction amount: NT$42,774 (tax included)
o
Right-of-use asset: NT$ 40,694

Asset 7:

o
Transaction volume: 6 ping
o
Price per unit: NT$577.8 per ping per month
o
Total transaction amount: NT$20,802 (tax included)
o
Right-of-use asset: NT$ 19,791

Asset 8:

o
Transaction volume: 148 ping
o
Price per unit: NT$762.2 per ping per month
o
Total transaction amount: NT$676,848 (tax included)
o
Right-of-use asset: NT$ 643,935

Asset 9:

o
Transaction volume: 15 ping
o
Price per unit: NT$557.1 per ping per month
o
Total transaction amount: NT$50,136 (tax included)
o
Right-of-use asset: NT$ 47,698

Asset 10:

o
Transaction volume: 21.35 ping
o
Price per unit: NT$641.1 per ping per month
o
Total transaction amount: NT$82,128 (tax included)
o
Right-of-use asset: NT$ 78,134

Asset 11:

o
Transaction volume: 8 ping
o
Price per unit: NT$551.8 per ping per month
o
Total transaction amount: NT$26,484 (tax included)
o
Right-of-use asset: NT$ 25,196

Asset 12:

o
Transaction volume: 6 ping
o
Price per unit: NT$578.2 per ping per month
o
Total transaction amount: NT$20,814 (tax included)
o
Right-of-use asset: NT$ 19,802

Asset 13:

o
Transaction volume: 12 ping

o
Price per unit: NT$630.7 per ping per month
o
Total transaction amount: NT$45,408 (tax included)
o
Right-of-use asset: NT$ 43,200

Asset 14:

o
Transaction volume: 16 ping
o
Price per unit: NT$675 per ping per month
o
Total transaction amount: NT$64,800 (tax included)
o
Right-of-use asset: NT$ 61,649

Asset 15:

o
Transaction volume: 6 ping
o
Price per unit: NT$630.7 per ping per month
o
Total transaction amount: NT$22,704 (tax included)
o
Right-of-use asset: NT$ 21,600

Asset 16:

o
Transaction volume: 3 ping
o
Price per unit: NT$525.7 per ping per month
o
Total transaction amount: NT$9,462 (tax included)
o
Right-of-use asset: NT$ 9,001

Asset 17:

o
Transaction volume: 118.62 ping
o
Price per unit: NT$3,537.7 per ping per month
o
Total transaction amount: NT$536,010 (tax included)
o
Right-of-use asset: NT$ 509,945

Asset 18:

o
Transaction volume: 3 ping
o
Price per unit: NT$525.7 per ping per month
o
Total transaction amount: NT$9,462 (tax included)
o
Right-of-use asset: NT$ 9,001

Asset 19:

o
Transaction volume: 12 ping
o
Price per unit: NT$525.6 per ping per month

o
Total transaction amount: NT$37,842 (tax included)
o
Right-of-use asset: NT$ 36,002

Asset 20:

o
Transaction volume: 2 ping
o
Price per unit: NT$750 per ping per month
o
Total transaction amount: NT$9,000 (tax included)
o
Right-of-use asset: NT$ 8,562

The sum of transaction amount above: NT$6,931,536 (tax included)

The sum of right-of-use assets above: NT$6,592,031

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):
o
Trading counterparty: Chunghwa Telecom Co., Ltd.
o
Relationship with the company: parent company
5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:
o
The reason for choosing the related party as trading counterparty: for the company's overall business planning and requirements
o
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
o
Delivery or payment terms: yearly payment
o
Lease period: 2025/03/01~2025/08/31
o
Contractual restrictions and other important appointments: None
9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
o
Trading decision method and price reference basis: bargaining according to market conditions

o
Decision-making unit: Board of Directors
10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal: Office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2025/02/19
25.
Date of ratification by supervisors or approval by the audit committee: 2025/02/19
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified: None